BOREAL PRODUCTIONS INC.
8017 Kenyon Avenue
Los Angeles, CA  90045
Phone & Fax (225) 208-1002
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                                                               November 15, 2007

Ms. Lauren Nguyen
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re: Boreal Productions Inc.
    Registration Statement on Form SB-2
    Filed October 22, 2007
    File No. 333-146842

Dear Ms. Nguyen,

Thank you for your assistance in the review of our filing. In response to your letter of November 14, 2007 we have amended our Registration Statement and provide this cover letter to assist you in your further review.

COVER

1. We have included on the cover page a statement that discloses that because there is no escrow, trust or similar account in which the subscriptions will be deposited, if we are sued for any reason and a judgment is rendered against us, the investors subscription could be seized in a garnishment proceeding and we may be unable to return their investment.

Sincerely,


/s/ Andrea Fehsenfeld
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Andrea Fehsenfeld
CEO & Director